Mail Stop 3561

August 4, 2006

Mr. John Works, Chief Executive Officer
Rancher Energy Corp.
1050 17th Street, Suite 1700
Denver, CO 80265

>   **Re: Rancher Energy Corp.**
>   **Item 4.01 Form 8-K**
>   **Filed July 31, 2006**
>   **File No. 0-51425**

Dear Mr. Works:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please state whether your former accountant resigned, declined to stand for re-election, or was dismissed and the date.

2. You disclose the former accountant's reports on your financial statements for the years ended March 31, 2005 and 2004. However, we note the statements made by William & Webster P.S. on its letter dated July 31, 2006 (filed as Exhibit 16) regarding its report on your financial statement for the year ended March 31, 2006. Please revise your disclosure to state whether the former accountant's reports on your financial statements for either of the past two years (e.g., March 31, 2006 and 2005) contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which

would include the uncertainty regarding the ability to continue as a going concern.

3. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant